UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2023

STRATA POWER CORPORATION

------------------------------------------

(Registrant’s Name)

34334 Forrest Terrace

Abbotsford, C V2S 1G7

--------------------------------------------

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Section 5 – Corporate Governance and Management

Item 5.02 Election of Directors

On January 11, 2023, Strata Power Corporation's Board of Directors appointed Mr. Zachary Black as a member of the Board of Directors. Mr. Black has been appointed to serve as a Director until our next annual meeting of directors or until his earlier resignation or removal. There was no arrangement or understanding between Mr. Black and any other person pursuant to which Mr. Black was selected as a director. There is no disclosure required by Item 404(a) of Regulation S-K.

Set forth below is a brief description of the background and business experience of Mr. Zachary Black.

Since 2012, Mr. Black has been the owner and president of 3L Resources which provides geological services relating to geologic modeling, geostatistical evaluation, resource estimating and exploration support. From 2021 to 2023, Mr. Black worked as the General Manager for Konnex Resources, a base metal exploration company engaged in the acquisition, exploration, and development of North American mineral properties. From 2018 to 2021, Mr. Black acted as the Vice-President for Endomines Idaho before being appointed as the Chief Operating Officer for Endomines. From 2010 to 2012, Mr. Black worked as a resource geologist for Gustavson Associates where he was responsible for geologic modeling and related work. From 2007 to 2010, Mr. Black worked as a resource geologist for Minefinders Corporation where he was responsible for internal resource estimation, mine planning and mine optimization.

Mr. Black received his Bachelor of Science degree in Geological Engineering from the University of Nevada. He is a member of the Society for Mining, Metallurgy and Exploration.

2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Power Corporation

/s/ Trevor Newton

By: /s/ Trevor Newton

Name: Trevor Newton

Title: President

Date: January 17, 2023

3